UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Reef Global Energy VI, L.P.
(Name of Subject Company)

Reef Global Energy VI, L.P.
(Names of Persons Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Michael J. Mauceli Reef Oil & Gas Partners, L.P. 1901 N. Central Expressway, Suite 300 Richardson, Texas 75080 (972) 437-6792
(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Joel Held

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas  75201

(214) 978-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.                                                         Subject Company Information.

The name of the subject company is Reef Global Energy VI, L.P., a Nevada limited partnership (the “Partnership”).  The address of its principal executive office is 1901 N. Central Expressway, Suite 300, Richardson, Texas 75080. The subject classes of securities are units of limited partnership interests in the Partnership (“Limited Partnership Interests”).  The subject tender offer, as reflected in the Schedule TO filed on August 21, 2008, is to purchase units of Limited Partnership Interests and additional general partnership interests in the Partnership (“Additional General Partnership Interests”).  However, on August 28, 2008, the Partnership, pursuant to Article VII of the agreement of limited partnership for the Partnership, converted all of the Partnership’s outstanding Additional General Partnership Interests into Limited Partnership Interests.  As a result there are no outstanding Additional General Partnership Interests to be subject to the tender offer.  As of September 4, 2008, there were 0 units of Additional General Partnership Interest and 1,507.26 units of Limited Partnership Interest outstanding.

Item 2.                                                           Identity And Background Of Filing Person.

The Partnership is the filing person, and its name and address are set forth in Item 1 above. This Statement relates to the offer by MPF Senior Note Program II, LP, MPF Flagship Fund 13, LLC, and MPF DeWaay Fund 7, LLC (collectively, the “Purchasers”) to purchase up to 48 units of Additional General Partnership and Limited Partnership Interest (the “Tender Offer”) for a purchase price of $9,800 per unit, less certain distributions (the “Tender Offer Price”), upon the terms and subject to the conditions set forth in their Offer to Purchase dated August 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.  The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on August 21, 2008.

As set forth in the Schedule TO, the address of each of the Purchasers and of MacKenzie Patterson Fuller, LP (“MPF”), an affiliate of the Purchasers who is acting as the depositary in connection with the Tender Offer is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither the General Partners nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.                                                           Past Contacts, Transactions, Negotiations And Agreements.

                Pursuant to the agreement of Limited Partnership of the Partnership, Reef Oil & Gas Partners, L.P. (“Reef”), as the managing general partner of the partnership, actively manages and conducts the business and oversees the day-to-day operations of the Partnership. Reef is responsible for maintaining the Partnership's bank accounts, collecting Partnership revenues, making distributions to the partners, delivering reports to the partners, and supervising the drilling, completion, and operation of the Partnership's oil and natural gas wells.

                Reef Exploration, L.P. (“RELP”), an affiliate of Reef, the managing general partner, employs a staff including geologists, petroleum engineers, landmen and accounting personnel who administer all of the Partnership’s operations on behalf of Reef. The Partnership reimburses RELP for technical and administrative services at cost. During the six month period ended June 30, 2008, the Partnership incurred technical services and administrative costs totaling $283,870. Of this amount, $25,730 represents technical services costs capitalized as project costs, and $258,140 represents administrative costs included as general and administrative expenses.

                Reef contributes 1% of all leasehold, drilling and completion costs when incurred. In addition, Reef purchased 5% of the Partnership units and pays 5% of the 99% of these costs paid by the unit holders (4.95%). During the six months ended June 30, 2008, this 1% obligation totaled $3,881. At June 30, 2008 and December 31, 2007, Reef owed the Partnership $2,135 and $15,098 in connection with this obligation. The Partnership settles its balances with Reef and RELP on a quarterly basis.

                RELP processes joint interest billings and revenues on behalf of the Partnership. At June 30, 2008, RELP owed the Partnership $1,709,035 for net revenues processed in excess of joint interest and technical and administrative services charges. At December 31, 2007, the Partnership owed RELP $61,692 in connection with joint interest invoices (primarily for drilling of wells) and technical and administrative services charges in excess of net revenues. The cash associated with net revenues processed by RELP is normally received by RELP from oil and gas purchasers 30-60 days after the end of the month to which the revenues pertain.

                Accounts payable to affiliates at June 30, 2008 and December 31, 2007 also includes $444,789 and $744,789, respectively, for the unpaid portion of the 15% management fee due to Reef for organization and offering costs, including sales commissions. The management fee is payable in two parts. Reef initially received reimbursement for actual commissions and organization and offering costs as incurred, up to a maximum of 13.5%. The remaining balance is being paid to Reef from cash flows available for partner distributions, at a rate not to exceed $1 million per year. The Partnership began reimbursing Reef $50,000 per month beginning in January 2008. During the first six months of 2008, the Partnership paid $300,000 of the unpaid management fee balance due to Reef. The remaining $444,789 balance due at June 30,

2008 has been classified as a current liability because the Partnership expects to complete payment of the balance due within the next twelve months.

                If an affiliate of Reef serves as operator of a Partnership prospect, then operator fees will be payable to the affiliate. Under such circumstances, such affiliate will receive fees at the competitive rate in the geographical area where the prospect is located during the drilling and production phase of operations. These fees are charged as a monthly fee per well as agreed to in an operating agreement signed by the Partnership and other participating working interest owners in the well. During the years ended December 31, 2007 and 2006, and the period from inception (July 18, 2005) to December 31, 2005, the Partnership paid drilling overhead fees totaling $2,149, $8,791 and $3,463 to RELP and its predecessor, OREI, Inc. During the year ended December 31, 2007, the Partnership paid operating overhead fees totaling $1,513 to RELP.

                Reef, as managing general partner, and its officers, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Agreement of Limited Partnership of the Partnership.

                There are no material contracts, agreements, arrangements or understandings or, to the Partnership’s knowledge,  any actual or potential conflicts of interest between the Partnership or its affiliates, on the one hand, and the Purchasers, their executive officers, directors or affiliates, on the other.

Item 4.                   The Solicitation And Recommendation.

The Partnership is expressing no opinion and is remaining neutral as to whether the holders of units of Limited Partnership Interest should accept or reject the Tender Offer.

Although the Partnership is not making a recommendation with respect to the Tender Offer, the Partnership believes that holders of Limited Partnership Interest should consider the following information in making their own decisions of whether to accept or reject the Offer.  In discussing the Tender Offer Price in the Schedule TO, the Purchasers discuss a number of factors in support of their Tender Offer Price.  The Purchasers compare the Tender Offer Price to the distributions made by the Partnership during 2007.  The Purchasers do not discuss the fact that Partnership distributions for the first eight months of 2008 have increased by 40% over the distributions for the entire 2007 year, primarily due to two new wells coming on-line.  During the second quarter of 2008, completion operations were finished on the Rob L RA SUA CL&F #1 (“Gumbo II”) well located in Terrebonne Parish, Louisiana, and the well began production operations in May 2008. The operator of the well slowly increased production volumes to their current levels during the first 30-45 days of production. The well is currently producing approximately 14 million cubic feet of natural gas per day and 1,300 barrels of condensate (oil) per day. The Partnership owns an estimated 3.4% revenue interest in the well’s production, and expects the well to have a positive impact on overall revenues of the Partnership and contribute to increase Partnership distributions during 2008 and 2009.  In addition, the ST 278/279-L Unit #1 (“Dolpnin B”) well in the Gulf of Mexico began production in January 2008, and the cash generated from production on that well is not reflected in the Partnership 2007’s distributions.

In addition, the Purchasers cite their estimate of the Partnership’s liquidation value in support of their Tender Offer Price.  The Purchasers state that they have not performed an independent appraisal of the interests in the Partnership or the assets of the Partnership and that they are not qualified to appraise natural gas or oil reserves.  In addition, the Purchasers disclose that the liquidation value is based on the Partnership’s quarterly and annual reports covering the fiscal year of 2007.  The Purchasers’ liquidation value does not factor in the positive developments for the Partnership in 2008, including the completion of the Gumbo II well.  As a result, the liquidation value estimated by the Purchasers may be lower than the actual liquidation value for the Partnership.  However, the Partnership has not performed or prepared any independent appraisal or prepared for itself or received from any third party any fair market valuations of its assets and Limited Partnership Interests. Accordingly, it takes no position on whether or not the Tender Offer and its purchase price are attractive or unattractive to holders of Limited Partnership Interests from an economic point of view.

Item 5.                                                           Persons/Assets, Retained, Employed, Compensated Or Used.

Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

Item 6.                                                           Interests In Securities Of The Subject Company.

Neither the Partnership, the Managing General Partner nor any of their officers, affiliates or subsidiaries has engaged in any transaction in Limited Partnership Interests during the past 60 days.

Item 7.                                                           Purposes Of The Transaction And Plans Or Proposals.

The Partnership is not undertaking or engaged in any negotiations in response to the the Tender Offer.

Item 8.                                                           Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by the Partnership in light of its experience and perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

Item 9.                                                           Exhibits.

Exhibit No.	Description

(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated August 21, 2008 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on August 21, 2008)

(a)(1)(ii)	Letter of Transmittal and related instructions, dated August 21, 2008 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on August 21, 2008)

(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated August 21, 2008 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on August 21, 2008)

(a)(2)(i)	Letter of Transmittal from the Partnership dated September 4, 2008

(d)(1)	Form of Limited Partnership Agreement (incorporated by reference to Exhibit 3.1 to Form S-1, SEC File No. 333-122935, as filed with the SEC on June 24, 2005).

SIGNATURE

After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REEF GLOBAL ENERGY VI, L.P.

	By:	Reef Oil & Gas Partners, L.P.
a Nevada limited partnership

		By:	Reef Oil & Gas Partners, GP, LLC
its general partner

Date: September 4, 2008			By:	/s/ Michael J. Mauceli
Michael J. Mauceli
Manager